UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________________________________

SCHEDULE TO
(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Lions Gate Entertainment Corp.

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Class A Voting Common Shares, no par value per share

Class B Non-Voting Common Shares, no par value per share

(Title of Class of Securities)

535919401

535919500

(CUSIP Number of Class of Securities)

Adrian Kuzycz

Executive Vice President and Associate General Counsel

Lions Gate Entertainment Corp.

2700 Colorado Avenue

Santa Monica, California 90404

(877) 848-3866

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications on Behalf of Filing Person)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee*
Not Applicable	Not Applicable

* Pursuant to General Instruction D to Schedule TO, a filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing party: Not applicable
Form or Registration No.: Not applicable	Date filed: Not applicable

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

On February 18, 2020, Lions Gate Entertainment Corp. (the “Company”) filed with the Securities and Exchange Commission (the “SEC”) its definitive proxy statement (the “Definitive Proxy Statement”) for a special meeting of the Company’s shareholders to be held on April 2, 2020 (the “Special Meeting”). At the Special Meeting, the Company will ask its shareholders to approve a stock option and share appreciation right (“SAR”) exchange program (the “Exchange Program”) to permit eligible employees to voluntarily exchange eligible options and SARs with respect to the Company’s Class A Voting Shares or Class B Non-Voting Shares outstanding under the Company’s existing equity incentive plans for a lesser number of options or SARs to be granted under the Company’s 2019 Performance Incentive Plan. The Company’s executive officers and directors are not eligible to participate in the Exchange Program. The Definitive Proxy Statement does not constitute an offer to holders of the Company’s outstanding stock options or SARs to exchange those awards. The Exchange Program will only be commenced, if at all, following such time as the Company’s shareholders approve the Exchange Program. The Definitive Proxy Statement is attached as Exhibit 99.1.

The Exchange Program that is referred to in the Definitive Proxy Statement has not yet commenced. Upon the commencement of the Exchange Program, the Company will file with the SEC a Tender Offer Statement on Schedule TO and related exhibits and documents, including the offer to exchange. Employees who are eligible to participate in the Exchange Program are strongly encouraged to read the Schedule TO and related materials when they become available, because these materials will contain important information about the Exchange Program.

In connection with the proposal to be voted on by the Company’s shareholders to approve the Exchange Program, the Company has filed the Definitive Proxy Statement with the SEC and intends to file other relevant materials with the SEC. The Company’s shareholders are urged to read such materials as and when they become available and before making any voting decision regarding the Exchange Program, because they will contain important information about the proposal to be voted on by shareholders with respect to the Exchange Program.

The Company’s shareholders and awardholders will be able to obtain the written materials described above and other documents filed by the Company with the SEC free of charge from the SEC’s website at www.sec.gov. In addition, shareholders and awardholders may obtain free copies of the documents filed by the Company with the SEC by directing a written request to: Lions Gate Entertainment Corp., 2700 Colorado Ave., Santa Monica, California 90404 Attention: Investor Relations, or by contacting the Company directly at (310) 449-9200.

ITEM 12.	EXHIBITS

Exhibit Number	Description
99.1	Definitive Proxy Statement for Lions Gate Entertainment Corp.’s Special Meeting of Shareholders (filed with the Securities and Exchange Commission on February 18, 2020 and incorporated herein by reference)